Li-Cycle Reports Third Quarter 2023 Financial Results and Provides Business Update

Highlights
•Progressing comprehensive review of the Rochester Hub project;
•Continuing to work closely with the U.S. Department of Energy (DOE) to satisfy conditions precedent for financial close of the loan commitment for gross proceeds of up to $375 million;
•Prioritizing Generation 3 full pack processing Spokes in the United States and Germany; and
•Working with Moelis & Company LLC ("Moelis") to evaluate financing and strategic alternatives.

TORONTO, Ontario (November 13, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), a leading global lithium-ion battery (LIB) resource recovery company, today announced financial results and business update for its third quarter ended September 30, 2023.

“In conjunction with the pause in the Rochester Hub project announced in late October, we have initiated a comprehensive review. We have performed an initial analysis of options for completion of the Rochester Hub, and we are taking steps to conserve cash. Additionally, we remain actively engaged and continue to work closely with the DOE to satisfy conditions precedent for financial close for the $375 million loan commitment as we complete a comprehensive review of the go-forward strategy for the Rochester Hub,” said Ajay Kochhar, Li-Cycle’s President and Chief Executive Officer. “Global EV production volumes and battery material demand continues to be underpinned by strong fundamentals. With favorable supply and demand dynamics driving the need for domestic sources of battery material, we continue to see significant benefits for Li-Cycle’s Spoke & Hub network, and in particular, the market need for the Rochester Hub.”

Update on Rochester Hub Project

On October 23, 2023, the Company announced that it was pausing construction work on the Rochester Hub project, pending completion of a comprehensive review of the go-forward strategy for the project. The Company has recently experienced escalating costs and, accordingly, the anticipated aggregate cost of the existing scope of the project is expected to significantly exceed the previously disclosed budget of $560 million. As part of the comprehensive review, the Company is also examining expected capital cost, timing of completion and go-forward construction strategy options for the Rochester Hub project.

As previously announced, the Company entered into a conditional commitment in February 2023 with the DOE for a loan for gross proceeds of up to $375 million through the DOE’s Advanced Technology Vehicles Manufacturing (“ATVM”) program. The Company is actively engaged and continues to work closely with the DOE to satisfy conditions precedent for financial close for the loan for gross proceeds of up to $375 million as it undertakes its comprehensive review of the go-forward strategy of the Rochester Hub. In addition to the conditions precedent to financial close, the Company will need to meet additional conditions precedent prior to the first advance including obtaining additional financing to fund the required base equity commitment. Net proceeds from the loan will reflect customary deductions such as capitalized interest and other items.

The pause on the Rochester Hub project gives the Company the opportunity to better phase the project with the current timing and evolution of the battery recycling and EV markets and to optimize construction and contracting strategy. The phased approach may include the ability to produce intermediate battery metal products such as mixed hydroxide precipitate and improve project economics. The Company has performed an initial analysis of options for completion of the Rochester Hub and is continuing to develop a more detailed analysis. Based on the initial analysis and depending on the option selected, the Company has determined that the revised project costs could be in the range of approximately $850 million to approximately $1.0 billion. This range includes the cost of the process buildings and warehouse for the Rochester Hub of approximately $140 million. This total project range is based solely upon the initial analysis, is subject to a number of assumptions and is likely to change as the Company continues to complete its comprehensive review work and determine which options to pursue accordingly.

Financial Results for the Three Months Ended September 30, 2023

Revenues from product sales and recycling services before non-cash fair market value (FMV) adjustments were $4.7 million, which decreased from $4.9 million in the same period of 2022. The decrease in product revenue was primarily attributable to lower sales volumes due to inventory building for the Rochester Hub and reduction in market prices of cobalt and nickel. This was partially offset by a higher value product sales mix and higher recycling fees on feed intake. Total revenues including FMV adjustments were $4.7 million, compared with $2.8 million last year, and included a non-cash FMV impact of nil versus an unfavorable FMV impact of $2.1 million last year.

Operating expenses increased to $144.8 million versus $41.9 million in the same period of 2022, driven primarily by the non-cash Rochester Hub impairment charge, higher personnel costs, plant facility expenses, and R&D expenses. This was partially offset by a reduction in raw materials and supplies expenses driven by lower provision for inventory as a result of lower battery inventories on hand.

In light of escalating costs for the Rochester Hub, an impairment assessment of the carrying value of the Company’s assets was performed in accordance with IFRS reporting guidelines, as at September 30, 2023. The Company recognized a non-cash impairment charge in the amount of $96.5 million.

Net loss was $130.5 million, compared to $20.6 million in the same period of 2022, and included a fair value gain on financial instruments of $10.9 million and $19.9 million, respectively.

Adjusted EBITDA1 loss was $38.9 million, compared to a loss of $35.1 million in the same period of 2022, attributed to higher expenses relating to expansion of the global network, which more than offset increased revenue. Additionally, non-cash share-based compensation decreased to $3.8 million from $4.0 million in the same period of 2022.

Webcast and Conference Call Information

Company management will host a webcast and conference call on Monday, November 13, 2023, at 4:15 p.m. Eastern Time. The related presentation materials for the webcast and conference call will be made available on the Investor Relations section of the Li-Cycle website: https://investors.li-cycle.com/overview/default.aspx. Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 579-2543
International: (203) 518-9814
Participant Code: LICYQ323
Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is a leading global lithium-ion battery resource recovery company and North America’s largest pure-play lithium-ion battery recycler, with a rapidly growing presence across Europe. Established in 2016, and with major customers and partners around the world, Li-Cycle is on a mission to recover critical battery-grade materials to create a domestic closed-
1 Adjusted EBITDA is not a recognized measure under IFRS. See Non-IFRS Financial Measures section of this press release, including for a reconciliation of adjusted EBITDA to net profit (loss).

loop battery supply chain for a clean energy future. The Company leverages its innovative, sustainable, and patent-protected Spoke & Hub Technologies™ to provide a safe, scalable, customer-centric solution to recycle all different types of lithium-ion batteries. At our Spokes, or pre-processing facilities, we recycle battery manufacturing scrap and end-of-life batteries to produce black mass, a powder-like substance which contains a number of valuable metals, including lithium, nickel, and cobalt. At our Hubs, or post-processing facilities, we will process black mass to produce critical battery-grade materials, including lithium carbonate, nickel sulphate, and cobalt sulphate. For more information, visit https://li-cycle.com/

Contacts

Investor Relations	Media
Nahla Azmy	Louie Diaz
Sheldon D'souza	Email: media@li-cycle.com
Email: investors@li-cycle.com

Non-IFRS Financial Measures
Adjusted EBITDA (loss)
The table below reconciles adjusted EBITDA (loss) to net loss:

	Three months ended		Nine months ended
	September 30,		September 30,
Unaudited - $ millions	2023	2022	2023	2022
Net loss	$(130.5)	$(20.6)	$(205.2)	$(58.8)
Income tax	—	—	0.1	—
Depreciation	4.6	3.3	12.3	7.8
Interest expense	4.0	5.9	11.5	13.5
Interest income	(2.6)	(3.8)	(11.8)	(5.3)
EBITDA	(124.5)	(15.2)	(193.1)	(42.8)
Impairment	96.5	—	96.5	—
Non-recurring costs	—	—	0.3	—
Fair value gain on financial instruments¹	(10.9)	(19.9)	(17.5)	(42.5)
Adjusted EBITDA (loss)	$(38.9)	$(35.1)	$(113.8)	$(85.3)

¹ Fair value (gain) loss on financial instruments relates to convertible debt, and to warrants, which were redeemed and no longer outstanding as of September 30, 2022.

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery) adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. Adjustments relate to fair value (gains) losses on financial instruments and certain non-recurring expenses. Foreign exchange (gain) loss is excluded from the calculation of Adjusted EBITDA.

Cautionary Notes - Forward-Looking Statements and Unaudited Results
Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the Company taking steps to conserve cash; the Company undertaking a comprehensive review of the go-forward strategy for the Rochester Hub project, including an examination of the expected capital cost, timing of completion and go-forward strategy options for the project; the favourable supply and demand dynamics driving the need for domestic sources of battery materials; the continued significant benefits for Li-Cycle’s Spoke & Hub network, including the market need for the Rochester Hub; the continued work with the DOE to satisfy conditions precedent for financial close of the $375 million loan commitment; the additional conditions precedent of the DOE Loan in relation to first advance including obtaining additional financing to fund the required based equity commitment; the possibility that the phased approach to the Rochester Hub project would include the ability to produce intermediate battery metal products and improve project economics; the expectation that the anticipated aggregate cost of the existing scope of the Rochester Hub project will significantly exceed the previously disclosed budget of $560 million; the revised project costs for the options currently under review possibly being in the range of approximately $850 million to approximately $1.0 billion, now including the addition of approximately $140 million for the Rochester Hub process buildings and warehouse that were previously expected to be funded under a separate leasing agreement; and the expectation that this total project range will change as the comprehensive review is completed. These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and which may cause actual results to differ materially from the forward-looking information. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or disrupted; additional funds required to meet Li-Cycle’s liquidity needs and capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; risk and uncertainties related to Li-Cycle's ability to continue as a going concern; uncertainty related to the success of the cash preservation plan and related workforce reductions; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as secure new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or its failure to develop and maintain a proper and effective internal control over financial reporting; the potential for our directors and officers who hold Company common shares to have interests that may differ from the interests of other shareholders; risks related to adoption of the Shareholder Rights Plan and the volatility of the price of Li-Cycle's common shares. These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the section entitled “Item

3. Key Information - Risk Factors” included in the Annual Report, and under “Key Factors Affecting Li-Cycle’s Performance” and elsewhere in the Management’s Discussion & Analysis of Financial Condition and Results of Operations of the Company for the three and nine months ended September 30, 2023 and 2022. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statements.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position

Unaudited $ millions, as at	September 30, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents	$137.4	$517.9
Accounts receivable	2.3	4.3
Other receivables	3.5	10.0
Prepayment and deposits	51.8	95.2
Inventories	3.9	8.3
	198.9	635.7

Non-current assets
Plant and equipment	484.3	210.4
Right-of-use assets	65.6	50.8
Other assets	12.1	4.2
	562.0	265.4
Total assets	$760.9	$901.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$99.1	$75.9
Lease liabilities	5.7	5.6
	104.8	81.5

Non-current liabilities
Lease liabilities	61.8	48.3
Deferred revenue	5.3	—
Convertible debt	282.8	272.9
Restoration provisions	2.6	0.4
	352.5	321.6
Total liabilities	457.3	403.1

Equity
Share capital	779.3	772.4
Other reserves	22.7	18.7
Accumulated deficit	(498.1)	(293.0)
Accumulated other comprehensive loss	(0.3)	(0.3)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	303.6	497.8
Non-controlling interest	—	0.2
Total equity	303.6	498.0
Total liabilities and equity	$760.9	$901.1
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of loss and comprehensive loss

Unaudited $ millions except for per share amounts, for the	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue
Product sales	$3.5	$2.3	$9.7	$9.6
Recycling services	1.2	0.5	2.2	1.2
	4.7	2.8	11.9	10.8

Expenses
Employee salaries and benefits	16.5	10.4	47.3	32.7
Share-based compensation	3.8	4.0	10.7	15.5
Office, administrative and travel	5.8	5.9	16.9	13.2
Professional fees	6.4	4.5	14.0	12.1
Raw materials and supplies	4.8	10.5	19.2	14.3
Depreciation	4.6	3.3	12.3	7.8
Plant facilities	3.2	1.1	7.1	3.0
Marketing	0.6	0.5	2.1	1.9
Freight and shipping	1.0	0.5	2.7	1.7
Research and development	2.2	0.5	3.5	1.4
Change in finished goods inventory	(0.6)	0.7	0.1	0.7
Other	—	—	1.2	—
Impairment	96.5	—	96.5	—
Operating expenses	144.8	41.9	233.6	104.3

Loss from operations	(140.1)	(39.1)	(221.7)	(93.5)

Other income (expense)

Interest income	2.6	3.8	11.8	5.3
Interest expense and other costs	(3.9)	(5.2)	(12.7)	(13.1)
Gain on financial instruments	10.9	19.9	17.5	42.5
	9.6	18.5	16.6	34.7

Net loss before taxes	(130.5)	(20.6)	(205.1)	(58.8)
Income tax	—	—	0.1	—
Net loss	$(130.5)	$(20.6)	$(205.2)	$(58.8)

Net loss attributable to
Shareholders of Li-Cycle Holdings Corp.	$(130.5)	$(20.5)	$(205.1)	$(58.7)
Non-controlling interest	—	(0.1)	(0.1)	(0.1)
Net loss and comprehensive loss	$(130.5)	$(20.6)	$(205.2)	$(58.8)

Loss per common share - basic and diluted	$(0.73)	$(0.12)	$(1.16)	$(0.34)

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows
Unaudited $ millions, for the	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating activities
Net loss	$(130.5)	$(20.6)	$(205.2)	$(58.8)
Items not affecting cash
Share-based compensation	3.8	4.0	10.7	15.5
Depreciation	4.6	3.3	12.3	7.8
Foreign exchange (gain) loss on translation	(0.8)	(1.4)	(0.4)	(1.5)
Fair value (gain) loss on financial instruments	(10.9)	(19.9)	(17.5)	(42.5)
Impairment	96.5	—	96.5	—
Interest expense	4.2	5.9	11.9	13.6
Interest paid	(1.2)	(0.8)	(3.0)	(1.7)
Interest received	3.4	2.3	13.3	3.8
Interest income	(2.6)	(3.8)	(11.8)	(5.3)
	(33.5)	(31.0)	(93.2)	(69.1)
Changes in non-cash working capital items
Accounts receivable	(1.4)	2.9	2.0	2.3
Other receivables	0.6	(0.6)	4.9	(2.9)
Prepayments and deposits	(3.2)	7.4	(13.4)	(5.8)
Inventory	(1.4)	1.8	4.4	(2.1)
Accounts payable and accrued liabilities	14.7	8.3	7.0	25.6
Deferred Revenue	(0.1)	—	5.3	—
Net cash used in operating activities	(24.3)	(11.2)	(83.0)	(52.0)

Investing activities
Purchases of plant and equipment	(177.3)	(36.7)	(340.9)	(90.3)
Prepaid equipment deposits	54.0	(21.5)	51.0	(50.8)
Net cash used in investing activities	(123.3)	(58.2)	(289.9)	(141.1)

Financing activities
Restricted cash	(2.2)	—	(2.2)	—
Proceeds from private share issuance, net of share issuance costs	—	—	—	49.7
Proceeds from convertible debt	—	—	—	198.7
Capital contribution from the holders of non-controlling interest	—	—	—	0.3
Purchase of non-controlling interest	—	—	(0.4)	—
Repayment of lease principal	(1.6)	(1.3)	(5.0)	(3.7)
Net cash (used in) from financing activities	(3.8)	(1.3)	(7.6)	245.0

Net change in cash and cash equivalents	(151.4)	(70.7)	(380.5)	51.9
Cash and cash equivalents, beginning of the period	288.8	686.3	517.9	563.7
Cash and cash equivalents, end of the period	$137.4	$615.6	$137.4	$615.6